Tidal Trust II 485BPOS

Exhibit (p)(xi)

ReSolve Asset Management SEZC Cayman

90 N Church Street

Strathvale House

Grand Cayman, KY1-1002

 Cayman Islands

Code Of Ethics

The Date of This Document is February 2022

XIV.       CODE OF ETHICS

A. Policy

The Company has adopted these policies that set forth the general principles and standards of business conduct to which the Company, APs and personnel are subject (the “Code of Ethics”). The Code of Ethics further sets forth principles and procedures that are reasonably designed to prevent APs from engaging in conduct prohibited by the CEA, CFTC Regulations or NFA Rules, and establishes reporting requirements for these APs.

B. Confidential Information

The Company will not divulge or misuse information obtained in connection with its services as a CPO and CTA. Therefore, all information, whether of a personal or business nature, that personnel obtain about a client’s affairs in the course of service with the Company should be treated as confidential and used only to provide services to or otherwise benefit the client. Such information may sometimes include information about non clients, and that information should likewise be held in confidence. The fact that the Company is engaged with a particular client is the type of information that should be treated as confidential. All data and information are stored securely.

C. Fiduciary Duty and Conflicts of Interest

The Company and its personnel have a fiduciary duty to clients to act for the benefit of the clients and to take action on the client’s behalf before taking action in the interest of any personnel or the Company. The cornerstones of the fiduciary duty are the obligations to act for the client’s benefit and to treat the clients fairly. Clients may therefore expect their fiduciaries to act for the client’s benefit and not for their own when a conflict of interest between the client and the fiduciary arises. Personnel should never enjoy an actual or apparent advantage over the account of any client.

The Code of Ethics attempts to highlight and address many of the common conflicts of interest that may arise between the Company and its personnel on the one hand and clients on the other, and also between different client accounts. It is not possible for every conflict to be addressed in the Manual, however, and personnel should be particularly sensitive to the existence of actual or potential conflicts of interest not addressed herein and should promptly raise any such conflicts of which they become aware with the Compliance Officer.

The manner in which personnel discharge their fiduciary duty and address a conflict of interest depends on the circumstances. Sometimes general disclosure of common conflicts of interest may suffice. In other circumstances, explicit consent of the client to the particular transaction giving rise to a conflict of interest may be required, or personnel may be prohibited from engaging in the transaction regardless of whether the client consents.

ReSolve Asset Management SEZC Cayman

The client’s consent will not in all cases insulate personnel against a claim of breach of the personnel’s fiduciary duty. Full disclosure of all material facts must be given if consent is to be effective. As a result, consents concerning possible future breaches of laws will not usually work. However, waivers of known past violations may be effective. In addition, a client under the control and influence of personnel or who has come to rely on personnel’s investment decisions cannot effectively consent to a conflict of interest or breach of fiduciary duty. Consent must be competent, informed and freely given.

The duty to disclose and obtain a client’s consent to a conflict of interest must always be undertaken in a manner consistent with the personnel’s duty to deal fairly with the client. Therefore, even when taking action with a client’s consent, personnel must always seek to ensure that the action taken is fair to the client.

Conflicts of interest can arise in any number of situations. As noted, no comprehensive list of all possible conflicts of interest can be provided in this Manual. However, the following is a common example of a conflict of interest. Personnel may execute trades for a client through a clearing broker that provides research services for the Company but charges commissions higher than other clearing brokers. If the Company determines in good faith that the higher commissions are reasonable in relation to the value of the brokerage and research services provided, and appropriate disclosure is made to the client, the payment of higher commissions may be permitted.

If personnel are faced with any conflict of interest, he or she should consult the Compliance Officer prior to taking any action.

D. Ethics Training

All APs and principals of the Company must complete a one (1) hour ethics training session every three (3) years. The Compliance Officer will coordinate ethics training sessions. The Company intends to use a third party for ethics training. The Compliance Officer may, at his discretion, coordinate in-house ethics training. The same training criteria from third-party training providers will be applied to any in-house training. Upon completion of ethics training, the third-party will provide to the Company the documentation necessary to show training has been completed. The Compliance Officer will retain such documentation.

The following is a list of potential topics to be addressed during ethics training:

1.	An explanation of the applicable laws, regulations and rules of self-regulatory organizations or contract markets and registered derivatives transaction execution facilities;

2.	The Company’s obligation to the public to observe just and equitable principles of trade;

3.	How to act honestly and fairly and with due skill, care and diligence in the best interest of customers and the integrity of the markets;

ReSolve Asset Management SEZC Cayman

4.	How to establish effective supervisory systems and internal controls;

5.	Obtaining and assessing the financial situation and investment experience of customers;

6.	Disclosure of material information to customers; and

7.	Avoidance, proper disclosure and handling of conflicts of interest.

E. Personal Trading; Timely Report of Trades

The Company allows personnel to trade “Personal Accounts” in swaps, commodity futures, over-the-counter foreign currency, virtual currency, and options on the foregoing. For purposes of this Manual, Personal Accounts include, but are not limited to, accounts that are fifty or more percent (50%+) beneficially owned or controlled by the Company, a principal thereof or any affiliate or family members of a Company employee.

The Company requires that all Personal Accounts be held at a broker that will have the requisite measures in place to allow the firm to conduct the necessary surveillance of the Personal Account in question. Therefore, personnel must have the broker “pre-approved” by the firm prior to opening a Personal Account. Or have pre -existing Personal Accounts approved. On a quarterly basis, the Compliance Officer will request status updates of new or closed Personal Accounts.

Personnel must direct trade confirmations and monthly statements for all Personal Accounts to the attention of the Compliance Officer. The Compliance Officer also reserves the right to online view only access to Personal Accounts where applicable. The Compliance Officer reviews trade confirmations and brokerage statements on a quarterly basis to ensure adherence to the code of ethics. The Compliance Officer retains documentation of the review process.

E. Virtual Currency Products

The Company does trade virtual currencies or related derivatives. Neither the NFA nor CFTC have defined the term virtual currency. Bitcoin and other virtual, crypto currencies have been determined to be commodities under the CEA. For the purpose of this Manual, “Virtual Currency” includes Bitcoin and/or any spot/physical virtual currency and virtual currency derivatives. For the purpose of this Manual, “Micro Contracts” represent an even smaller fraction of value of the normal futures and corresponding e-mini.

The Company is required to immediately notify the NFA if it executes a transaction involving any Virtual Currency or Micro Contract transaction. Due to recent interest and activity in Virtual Currency and Micro Contract products, the NFA has updated the Annual Questionnaire. Members that engage in activities involving spot/physical Virtual Currency and/or Micro Contract transactions must notify the NFA by amending the Annual Questionnaire. It is the Company’s responsibility to update the Annual Questionnaire throughout the year to reflect significant changes in business activity.

ReSolve Asset Management SEZC Cayman

The Company is required (if applicable) to provide clients with robust disclosures related to client activities in spot market Virtual Currency in account documents and promotional materials.

F. Prohibition on Doing Business with Non-NFA Members

NFA Bylaw 1101 prohibits an NFA Member from carrying an account, accepting an order or handling a transaction in commodity futures contracts for or on behalf of any non-Member of NFA that is required to be registered with the CFTC.

Under NFA Bylaw 1101, the Company has a duty to take reasonable steps to determine if customers are required to be registered with the CFTC, and if so, whether that customer is a Member of NFA.

To meet its Bylaw 1101 requirements, the Company will review its list of customers. If a customer’s name indicates that it may be engaged in the futures business, the Company will inquire as to its registration and membership status. This determination shall be done by:

1.	Checking the BASIC system on NFA’s website to receive current and accurate information concerning the membership status of any person; and

2.	If the Company learns that a customer is not registered but believes the customer should be registered, then the Company will obtain a written representation as to why the person/entity is not required to register or file a notice exemption and evaluate whether the representation appears adequate based upon the information that the Company knows about the investor.

If the Company ultimately determines that the customer’s written representation is inadequate and the customer is required to be registered, then the Member must put a plan in place (e.g., forcing redemption) to cease transacting business with the investor or risk violating NFA Bylaw 1101.

G. Abusive Trading Practices

Personnel are strictly prohibited from engaging in activity that constitutes fraudulent, abusive or disruptive trading practices, including but not limited to: pre-arranged trading; accommodation trading; wash trading; spoofing; trading against clients; or marking the close. The following procedures have been established so that personnel avoid engaging in abusive trading practices and to aid the Company in preventing and detecting such trading practices. Further, the procedures are designed to minimize the opportunity for personnel to engage in fraudulent and/or deceitful practices with respect to the trading of commodity interests.

The CFTC has extensive prohibitions regarding abusive and disruptive trading practices. In addition to the strict prohibition on abusive trading practices, the Company restricts any other manipulative and/or disruptive trading activity prohibited by the CEA or pursuant to applicable rules/regulations of the CFTC.

ReSolve Asset Management SEZC Cayman

The following is a brief description of abusive trading practices prohibited by the Company. This list is not meant to be exhaustive as the Company has a strict policy against any fraudulent, deceitful or disruptive trading practices:

1.	Accommodation Trading. Trading in which one trade accommodates another by entering into a non-competitive (as defined by Section 1.38 of the CEA) order with no legitimate reason for the trade and only done to benefit the personnel, not the client.

2.	Marking the Close. The entering of orders shortly before the close of trading on any given day to artificially affect the closing price of a financial instrument.

3.	Pre-Arranged Trading. The buying and selling of futures, options or commodities that occurs between brokers and dealers at an agreed upon price.

4.	Spoofing. The entering of non-bona fide orders on one side of the market to manipulate the price and demand for a financial instrument.

5.	Trading Against Client Orders. The entering into a transaction opposite a client order, directly or indirectly for the personnel or any other person with whom such personnel has a direct or indirect financial interest.

6.	Wash Trading. The simultaneous, or near, buying and selling of the same financial instrument to create misleading artificial market activity.

In addition to the above, the Company also considers conduct that demonstrates intentional or reckless disregard for the orderly execution of transactions to be prohibitive conduct.

The Company has arrangements and resources in place for the effective enforcement of this policy. The Company shall collect information and documents, on both a routine and non-routine basis, and shall examine the books and records to identify any such trading activity as discussed above. Personnel are responsible for complying with the firm’s policies and procedures regarding abusive trading practices.

The Compliance Officer is responsible for implementation and maintenance of the Company’s policy and procedures against abusive trading practices. The Compliance Officer must be notified immediately if there is any reason to believe that a violation of this policy has occurred or is likely to occur. Failure to comply with the policy constitutes grounds for disciplinary action, including dismissal.

H. Screening and Supervision of Personnel

As needed, the Company shall screen all prospective personnel to ensure their qualifications and to determine the extent of supervision the prospective personnel would require if hired.

ReSolve Asset Management SEZC Cayman

I. Outside Business Activities

All AP’s outside employment, board memberships, advisory positions, trade group positions, management positions, or any involvement with public companies must be fully disclosed and submitted for prior approval to the Compliance Officer, with the exception of purely charitable or civic involvements which do not impinge on the AP’s work commitment to the Company. Approval must be obtained through the Compliance Officer. Any outside employment for compensation, regardless of the nature, must be reported. The Company can deny approval for any reason. This prohibition does not apply to service as an officer or board member of any parent, subsidiary or affiliate of the Company.

J. Employee’s Responsibility to Know the Rules and Comply with Applicable Laws

Company employees are responsible for their actions under the law and therefore required to be sufficiently familiar with laws and regulations to avoid violating them. It is the policy of the Company to comply with all applicable laws, including securities laws, in all respects. Each employee must promptly report any violation of the law or this manual of which he becomes aware to the Compliance Officer, regardless of whether the violation was committed by the employee or another employee. The Compliance Officer shall consider whether it is appropriate to protect the confidentiality of the identity of an employee reporting a violation by another employee. It is the strict policy of the Company that no employee shall be subject to any form of retaliation in connection with reporting a violation, and any person found to have engaged in retaliation may be subject to dismissal or other sanction.

K. Distribution and Acknowledgment

Newly hired personnel shall receive a copy of this Code of Ethics, shall be required to confirm receipt of the Code of Ethics, and that they have read and understood the Code of Ethics.

L. Records

In additional to the records referenced in this section, the following shall be maintained by the

Company for a period of not less than five (5) years:

1.	A copy of these procedures;

2.	Records of any violation of these procedures and action taken by the Company in response to such violations; and

3.	If applicable, copies of personnel reports, broker-dealer confirmations and account statements.

ReSolve Asset Management SEZC Cayman